SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A. Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.
Savings and Stock Investment Plan

Year Ended December 31, 2004

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) - Exhibit:

     Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and the changes therein (modified cash basis) for the year ended December 31, 2004, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2005

United Bankshares, Inc.
Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—
Modified Cash Basis

	December 31
	2004	2003

Assets
Cash and cash equivalents	$3,267,086	$3,688,423
Investments, at fair value	34,716,754	31,423,692
Loans receivable	66,127	52,079

Net assets available for benefits	$38,049,967	$35,164,194

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—
Modified Cash Basis

Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$5,127,513
Interest and dividends	827,473

5,954,986

Contributions:
Employees	2,163,443
Employer	849,907

3,013,350

Total additions	8,968,336

Deductions
Withdrawals and benefits paid directly to participants	6,082,563

Net increase	2,885,773

Net assets available for benefits:
Beginning of year	35,164,194

End of year	$38,049,967

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis

December 31, 2004

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are investments in the Federated Government Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end.

Loans Receivable

The participant loans are valued at their outstanding balances, which approximate fair value.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 2004, the Plan was amended to incorporate the necessary changes to convert the employer stock fund portion of the plan to an ESOP and to incorporate the election provisions required pursuant to Internal Revenue Code Section 404(k).

Contributions

Active participants may defer up to 100% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. These matching contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their deferral contributions directed to any of ten investment options including United Bankshares, Inc common stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

2. Description of the Plan (continued)

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or keep funds invested in the plan until reaching the age of 70 1/2.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

3. Investments (continued)

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003

Federated Government Obligations Fund	$3,231,016	$3,603,493
Goldman Sachs Capital Growth Fund	2,873,134	3,151,611
United Bankshares, Inc. Common Stock – Participant Directed	7,586,126	6,252,851
United Bankshares, Inc. Common Stock – Nonparticipant Directed	16,027,084	14,275,721

During 2004, the current value of the Plan’s investments (including investments purchased, sold, as well as held during the year), as determined principally by quoted market values, appreciated as follows:

Net Realized
and
Unrealized
Appreciation in
Fair Value of
Investments
Shares of registered investment companies	$816,650
United Bankshares, Inc. common stock	4,310,863

$5,127,513

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003

Investments, at fair value:
United Bankshares, Inc. common stock	$16,027,084	$14,275,721

Year Ended
December 31
2004
Change in net assets:
Contributions	$849,907
Dividends	453,706
Net realized and unrealized appreciation in fair value	2,957,523
Distributions to participants	(2,509,773)

$1,751,363

5. Benefits Payable

Participants have elected to withdraw $329,725 as of December 31, 2004. These amounts have been approved and processed for payment, but have not yet been paid. There were no such amounts payable as of December 31, 2003.

6. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $3,231,016 and $3,603,493 as of December 31, 2004 and 2003, respectively. The amount of cash held by the Plan was $36,070 and $81,930 as of December 31, 2004 and 2003, respectively, was classified as noninterest-bearing cash on the Form 5500.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

9. Transactions with Parties-in-Interest

The Plan holds 618,957 shares of United common stock, which had a fair value of $38.15 per share at December 31, 2004.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds provided by Federated Investors, Inc., record keeper for the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 – EIN: 55-0641179

Schedule H, Line 4i – Schedule of Assets (Held at
End of Year)—Modified Cash Basis

December 31, 2004

			Estimated
	Units/		Fair
Description	Shares	Cost	Value

* Federated Government Obligations Fund (cash equivalents)	3,231,016	$3,231,016	$3,231,016
* Federated Income Trust	92,286	962,421	970,849
* Federated Total Return Bond Fund	54,452	586,289	590,259
Janus Balanced Fund	65,240	1,251,834	1,386,357
* Federated Stk Tr Sh Ben	39,714	1,285,402	1,476,559
* Federated Kaufmann Fund	314,115	1,439,919	1,683,657
* Federated Max-Cap Fund	67,646	1,544,768	1,653,954
UMB Scout Worldwide Fund, Inc.	19,451	414,973	468,774
Goldman Sachs Capital Growth Fund	144,306	3,220,611	2,873,134
* United Bankshares, Inc. Common Stock	618,957	11,552,639	23,613,210
* Loans to participants (interest rates ranging from 5% to 10%)			66,127

		$25,489,872	$38,013,896

*	Parties-in-interest

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 – EIN: 55-0641179

Schedule H, Line 4j – Schedule of Reportable Transactions—
Modified Cash Basis

Year Ended December 31, 2004

Total
	Total	Proceeds	Total
	Cost of	From	Cost of	Realized
Description	Purchases	Sales	Assets	Gain

Category (iii)—Series of Transactions in Excess of 5% of Plan Assets

United Bankshares, Inc. Common Stock	$1,897,822	$2,164,433	$874,828	$1,289,605

There were no category (i), (ii), or (iv) reportable transactions during fiscal year 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and
Stock Investment Plan

/s/ Jack C. Stokes

Mr. Jack C. Stokes
Plan Administrator

June 28, 2005